UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): Royal Bank of Canada

B.	This is (select one):
☒ an original filing for the Filer
☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant	Royal Bank of Canada

	Form type	F-3

	File Number	333-227001

	Filed by	Royal Bank of Canada

	Date Filed (if filed concurrently, so indicate)	August 24, 2018

D.	The Filer is a Schedule I bank under the Bank Act (Canada) and has its principal place of business at 200 Bay Street, Royal Bank Plaza Toronto, Ontario, Canada M5J 2J5, telephone (416) 974-5151.

E.	The Filer designates and appoints Cogency Global Inc. (the “Agent”), located at 10 East 40th Street, New York, NY 10016, telephone (212) 947-7200, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on August 24, 2018, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 24th day of August, 2018.

Filer: Royal Bank of Canada

By:	/s/ James Salem
Name:	James Salem
Title:	Executive Vice-President and Treasurer

This statement has been signed by the following persons in the capacities indicated and on this 24th day of August, 2018.

Cogency Global Inc. Agent for Service of Process in the United States

By:	/s/ Sneha Snehal
Name:	Sneha Snehal
Title:	Assistant Secretary

Royal Bank of Canada

Certificate

I, Josie Caldas, Senior Counsel and Assistant Secretary of Royal Bank of Canada (the “Bank”), do hereby certify that (i) the following resolution of the Bank, which authorizes Cogency Global Inc., as agent for service of process in the United States, is a true copy of a resolution duly passed by the Board of Directors of the Bank at a meeting duly called and held on the 21st day of August, 2018, and (ii) said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

“RESOLVED . . . THAT Cogency Global Inc. is designated and appointed as the Bank’s agent for service of process under the Securities Act in connection with such Registration Statement and any amendment (including, without limitation, any post-effective amendment) or supplement thereto, with all the powers incident to such appointment.”

IN WITNESS WHEREOF I have hereunto subscribed my name in the City of Toronto, in the Province of Ontario, Country of Canada, this 24th day of August, 2018.

By:

/s/ Josie Caldas
Name: Josie Caldas
Title: Senior Counsel and Assistant Secretary